United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Notice to Debentureholders

Vale pays interest on 10th issue incentive debentures

Rio de Janeiro, April 13th, 2026 – Vale S.A. informs that it will pay the interest remuneration of simple, non-convertible debentures, unsecured, of the 10th issue, series 1, 2 and 3 ("incentive debentures") on April 15th, 2026, in the total amount of R$ 199,987,459.84, to holders with positions in custody at B3 S.A. - Brasil, Bolsa, Balcão ('B3') and/or at Banco Itaú Unibanco S.A., the registrar and clearing bank for the incentive debentures, in the closing of April 14th, 2026. Below are the details of the remunerations for the period by series and by debenture:

Serie	Quantity	Type of payment	Unit value per debenture (R$)	Total amount to be paid (R$)
1st	3,000,000	Remuneratory interest	33.21216697	99,636,500.91
2nd	1,800,000	Remuneratory interest	33.48411885	60,271,413.93
3rd	1,200,000	Remuneratory interest	33.39962083	40,079,545.00
Total	6,000,000			199,987,459.84

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: Pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 13, 2026		Director of Investor Relations